FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration

         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election  of status as a Business Development  Company  (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: ASA Limited

3.   Securities and Exchange Commission File No.: 811-00833

4.   Is this an initial Form N-8F or an  amendment  to  a  previously filed Form
     N-8F?

     [x] Initial Application       [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     Paddock View
     36 Wierda Road West
     Sandton 2196, South Africa

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6.   Name,  address  and  telephone  number  of  individual the Commission staff should contact with any questions regarding this form:

     R. Darrell Mounts, Esq.               Jean E. Minarick, Esq.
     Kirkpatrick & Lockhart                Kirkpatrick & Lockhart
       Nicholson Graham LLP                  Nicholson Graham LLP
     1800 Massachusetts Avenue,            1800 Massachusetts Avenue,
     2nd Floor                             2nd Floor
     Washington, D.C. 20036                Washington, D.C. 20036
    (202) 778-9298                         (202) 778-9029

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         JP Morgan Chase Bank              Kaufman, Rossin & Co.
         3 Chase Metrotech Center          2699 South Bayshore Drive
         Brooklyn, New York 11245          Miami, Florida 33133
         (718) 242-1905


         LGN Associates                    ASA (Bermuda) Limited
         P.O. Box 269                      11 Summer Street
         Florham Park, New Jersey 07932    Buffalo, NY  14209
         (973) 377-3535                    (716) 883-2428





         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

         [x] Management company;
         [ ] Unit investment trust; or
         [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ ] Open-end         [x] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

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         The  Fund  is  organized  as  a  South African public limited liability company.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Not applicable.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated: Not applicable.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

                Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

         [ ]  Yes             [x] No

     If   Yes, for each UIT state: Name, File Numbers, and Business Address.

                Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x] Yes                 [ ]  No

         If Yes, state the date on which the board vote took place: September 29, 2004.

     If No, explain:

     (b) Did the  fund  obtain approval from  the  shareholders  concerning  the
         decision  to   engage  in  a  Merger,  Liquidation  or  Abandonment  of
         Registration?

     [x] Yes                 [ ]  No

         If Yes,  state  the date on which  the  shareholder  vote  took  place:
         November 11, 2004.

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     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes                 [ ]  No

(a)  If Yes,  list the  date(s)  on which  the fund  made  those  distributions:
     November 19, 2004

(b)  Were the distributions made on the basis of net assets?

     [x]  Yes                 [ ]  No

(c)  Were the distributions made PRO RATA based on share ownership?

     [x]  Yes                 [ ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

     Were any distributions to shareholders made in kind?
     [ ]  Yes                 [ ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes                  [x] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [x]  Yes                 [ ]  No

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If No,
     (a) How many shareholders does the fund have as of the date this form is filed?
     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes                 [x]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes                  [x] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?
     (c) Will the remaining assets be invested in securities?

     [ ] Yes                  [ ] No


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21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes                  [x] No

     If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List  the  expenses  incurred  in  connection  with   the    Merger  or
         Liquidation: These expenses include the costs incurred in connection with obtaining the exemptive order from the Commission, referred to in response to question 23.

         (i)   Shareholder Reports
               and Proxy Expenses:                                 $60,000
                                                                   -------------
         (ii)  Directors Fees
               and Expenses:                                       $43,500
                                                                   -------------
         (iii) Salaries and Benefits:                              $43,500
                                                                   -------------
         (iv)  Professional Fees and Expenses                      $1,396,742
                                                                   -------------
         (v)   Foreign Transfer Tax Expense:                       $832,015
                                                                   -------------
         (vi)  Other                                               $71,989
                                                                   -------------
         (vii) Total expenses (sum of lines (i)-(iii) above):      $2,447,747
                                                                   -------------

     (b) How were those expenses allocated? Expenses incurred until November 19, 2004 in connection with the reorganization were allocated to the Fund. Expenses incurred after November 19, 2004 in connection with the reorganization were allocated to ASA (Bermuda) Limited, the successor to the Fund.

     (c) Who paid those expenses? The Fund paid the reorganization expenses until November 19, 2004, the closing date of the reorganization ("Closing Date"); after the Closing Date, ASA (Bermuda) Limited has borne and will bear the reorganization expenses that remained unpaid and all expenses incurred in the winding-up and dissolution of the Fund.

     (d)  How  did  the  fund  pay  for  unamortized   expenses  (if  any)?  Not
          applicable.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [x] Yes                  [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     ASA LIMITED,  ET AL.,  Investment Company Act Releases Nos. 26582 (Aug. 27,
     2004) (notice) and 26602 (Sept. 20, 2004) (order).


V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes                  [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes                  [x] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: ASA (Bermuda) Limited

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-21650

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
          File No. 333-119583
          Form Type: N-14 8C
          October 7, 2004

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ASA Limited, (ii) he is the Chairman of the Board and Treasurer of ASA Limited, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


March 10, 2005                    /s/ Robert J.A. Irwin
---------------------             ----------------------------------------------
Date                              Robert J.A. Irwin
                                  Chairman of the Board and Treasurer
                                  ASA Limited